UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K/A (other than Exhibit 99.1 hereto) is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

EXPLANATORY NOTE

On November 9, 2020, Materialise NV (the “Company” or “Materialise”) furnished a Report on Form 6-K (the “Original Report”). Due to an administrative error, an incorrect version of Exhibit 3.1 was furnished with the Original Report. This Amendment No. 1 to the Report on Form 6-K (this “Amendment”) is being furnished solely to furnish the correct version of Exhibit 3.1.

Except as described in this Explanatory Note, this Amendment does not amend, modify or update any disclosures contained in the Original Report, including with respect to any events occurring after the furnishing of the Original Report. All other disclosures and exhibits of the Original Report remain unchanged.

	Exhibit	Number

	3.1	Articles of Association of Materialise NV (unofficial English translation)

*	99.1	Press Release dated November 9, 2020

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: November 10, 2020